Exhibit 21.1

List of Subsidiaries and Consolidated Variable Interest Entity of Yirendai Ltd.

Subsidiaries	Jurisdiction of Incorporation
Yirendai (Hong Kong) Limited	Hong Kong
Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd.	PRC

Consolidated Variable Interest Entities
Heng Cheng Technology Development (Beijing) Co., Ltd.	PRC